September 23, 2025

Ken Minor
Secretary
Elite Health Systems Inc.
1131 W 6th Street
Ontario, CA 91762

       Re: Elite Health Systems Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 2, 2025
           File No. 000-26575
Dear Ken Minor:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Guy Molinari